

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 21, 2024

Frank Gomez
President
Neuralbase AI Ltd.
Calle 98 No.19 A - 79
AP 410 Localidad De Chapinero
Bogota CU 00000, Colombia

   Re: Neuralbase AI Ltd.
     Registration Statement on Form 10-12G, as amended
     Filed July 26, 2024
     File No. 000-33325

Dear Frank Gomez:

   We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

            Sincerely,

            Division of Corporation Finance
            Office of Trade & Services